EXHIBIT 21 - SUBSIDIARIES OF REGISTRANT

Subsidiary	Jurisdiction of Incorporation	Name Under Which Business is Done

Horizon Bank, National Association	United States	Horizon Bank; Horizon Trust & Investment Management

Horizon Risk Management, Inc.	Nevada	Horizon Risk Management, Inc.

Horizon Insurance Services, Inc. (a subsidiary of Horizon Bank)	Indiana	Horizon Insurance Services

Horizon Investments, Inc. (a subsidiary of Horizon Bank)	Nevada	Horizon Investments, Inc.

Horizon Bancorp Capital Trust II	Delaware

Alliance Financial Statutory Trust I	Delaware

Horizon Bancorp Capital Trust III	Delaware

Am Tru Statutory Trust I	Delaware

Heartland (IN) Statutory Trust II	Delaware

Horizon Grantor Trust (a subsidiary of Horizon Bank)	Delaware

Horizon Properties, Inc. (a subsidiary of Horizon Investments, Inc.)	Maryland	Horizon Properties, Inc.

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